SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

AnorMED Inc.
(Name of Subject Company)
AnorMED Inc.
(Name of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
035910108
(CUSIP Number of Class of Securities)
William J. Adams
Vice President, Finance, Chief Financial Officer,
Secretary and Treasurer
200-20353 64th Avenue
Langley, British Columbia
Canada V2Y 1N5
(604) 530-1057
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
R. Hector MacKay-Dunn, Q.C.		Daniel M. Miller
Ronald G. Murray		Dorsey & Whitney LLP
Farris, Vaughan, Wills & Murphy LLP		Suite 1605
25th Floor		777 Dunsmuir Street
700 West Georgia Street		P.O. Box 10444, Pacific Centre
Vancouver, B.C.		Vancouver, B.C.
Canada V7Y 1B3		Canada V7Y 1K4

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

Item 8. ADDITIONAL INFORMATION
Item 9. EXHIBITS
SIGNATURES
EXHIBIT INDEX
     This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) initially filed by AnorMED Inc. with the U.S. Securities and Exchange Commission on October 5, 2006, relating to the tender offer (the “Millennium Offer”) made by Sidney Acquisitions ULC (“Sidney”), an Alberta unlimited liability corporation and an indirect wholly-owned subsidiary of Millennium Pharmaceuticals, Inc. (“Millennium” and together with Sidney, the “Offerors”), a Delaware corporation, for all of the common shares of AnorMED Inc. The terms and conditions of the Millennium Offer are set forth in the Offer to Purchase for Cash and Circular of the Offerors, dated October 5, 2006 (the “Tender Offer Circular”). The Tender Offer Circular has been filed by the Offerors with the U.S. Securities and Exchange Commission as part of a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), which includes information required to be reported under Rule 14d-3 of the Securities Exchange Act of 1934, as amended. The Schedule TO was initially filed by the Offerors on October 5, 2006.
     In connection with the Millennium Offer, the Company’s board of directors has prepared a directors’ circular (the “Directors’ Circular”), dated October 5, 2006, pursuant to applicable securities laws in Canada and the United States. The Directors’ Circular has been mailed to AnorMED shareholders, was filed as Exhibit (a)(2)(A) to the initial filing of this Statement, and is incorporated by reference into this Statement in its entirety. Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Directors’ Circular.
Item 8. ADDITIONAL INFORMATION
     Item 8 is hereby amended and supplemented as follows:
     On October 10, 2006, AnorMED Inc. announced that it had received a proposal from Genzyme Corporation, acting through Dematal Corp., to amend the previously commenced tender offer to acquire all of the outstanding common shares of AnorMED from US$8.55 in cash per share to US$13.50 in cash per share. Genzyme’s proposal indicates that the transaction would be fully financed from Genzyme’s existing cash and that the transaction is not subject to any financing contingency or financing arrangements.
     Genzyme’s proposal is conditioned upon (1) AnorMED determining that Genzyme’s proposal constitutes a “superior proposal” (as such term is used in AnorMED’s support agreement with Millennium and notifying Millennium of that determination on or prior to 4:00 p.m. (Vancouver time) on Wednesday, October 11, 2006, and (2) AnorMED executing a support agreement with Genzyme on or prior to 5:30 p.m. (Boston time) on Tuesday, October 17, 2006.
     Genzyme has requested certain non-public information provided by AnorMED to Millennium in connection with the Millennium support agreement. Genzyme has indicated that its proposal contemplates that no new materially adverse information regarding AnorMED is disclosed to Genzyme in such information.
     Genzyme has provided AnorMED with a proposed form of support agreement, which Genzyme indicates is substantially the same as the Millennium support agreement. Genzyme’s proposed support agreement contemplates that Genzyme would enter into shareholder support agreements with Kenneth Galbraith, AnorMED’s Chairman and Interim Chief Executive Officer, and the Baker Brothers’ affiliates.
     AnorMED intends to review Genzyme’s proposal and have its Board of Directors determine, after receiving the advice of its financial and legal advisors, whether or not Genzyme’s proposal constitutes a “superior proposal” under the Millennium support agreement. As part of this process, AnorMED is reviewing the differences between support agreement proposed by Genzyme and the existing Millennium support agreement. Certain of these differences may be considered by AnorMED’s Board of Directors to be substantial. Changes to the proposed support agreement with Genzyme may be considered necessary by AnorMED’s Board of Directors in the current circumstances for Genzyme’s proposal to be a superior proposal, to ensure that the Board of Directors is protecting shareholder interests and to maximize shareholder value.
     Under the terms of the Millennium support agreement, AnorMED can withdraw, modify or change its support regarding the Millennium tender offer, or approve, recommend or enter into an agreement in respect of a superior proposal, only in the instance that its Board of Directors receives a superior proposal prior to the expiry of the Millennium tender offer. Millennium is entitled to not less than three business days from the date of notice from AnorMED of the superior proposal to exercise its right to match such superior proposal. If AnorMED’s Board of Directors accepts a superior proposal after Millennium decides not to match such a proposal, Millennium may be entitled to a payment of US$19.5 million from AnorMED.
     AnorMED’s Board of Directors has not determined that the Genzyme proposal is a superior proposal as defined in the Millennium support agreement. Accordingly, AnorMED’s Board of Directors continues to recommend that shareholders accept the tender offer by Millennium to acquire all of the outstanding common shares of AnorMED for a price of US$12.00 per share in cash.
     AnorMED’s Board of Directors maintains its unanimous recommendation for shareholders to reject Genzyme’s tender offer of US$8.55 per common share in cash and not to tender their common shares to Genzyme.
     A copy of AnorMED’s press release, dated October 10, 2006, with respect to the matters described above is attached hereto as Exhibit (a)(2)(C). The section of the press release entitled “FORWARD LOOKING STATEMENTS” is hereby incorporated herein by reference.
Item 9. EXHIBITS

Exhibit	Description

(a)(2)(C)	News release, dated October 10, 2006

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: October 10, 2006

ANORMED INC.
By:	/s/ William J. Adams
	Name:	William J. Adams
	Title:	Vice President, Finance, Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

Exhibit	Description

(a)(2)(A)*	Directors’ Circular, dated October 5, 2006

(a)(2)(B)*	Press release of AnorMED Inc., dated October 5, 2006

(a)(2)(C)	News release, dated October 10, 2006

(e)(1)*	Support Agreement, dated as of September 26, 2006, between the Company and Millennium (previously filed with the SEC on Schedule 14D-9 on September 29, 2006)

(e)(2)*	Shareholder Support Agreement, dated as of September 26, 2006, between Felix Baker and Millennium

(e)(3)*	Shareholder Support Agreement, dated as of September 26, 2006, between Kenneth Galbraith and Millennium

(g)(1)*	Information Agent Script for Outgoing Calls (previously filed with the SEC on Schedule 14D-9 on October 2, 2006)

(g)(2)*	Information Agent Script for Incoming Calls (previously filed with the SEC on Schedule 14D-9 on October 5, 2006)

*	Previously filed.